

Mail Stop 6010

April 24, 2008

Mr. Galen H. Fischer
Chief Financial Officer
Valence Technology, Inc.
12201 Technology Boulevard, Suite 150
Austin, TX 78727

      RE: **Valence Technology, Inc.**
              Form 10-K for the fiscal year ended March 31, 2007
              File No. 0-20028

Dear Mr. Fischer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Kevin L. Vaughn
                      Branch Chief